Exhibit 99.1

News release

Cenovus announces fourth-quarter and full-year 2024 results

Calgary, Alberta (February 20, 2025) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced its fourth-quarter and full-year 2024 financial and operating results. In the quarter, the company generated over $2.0 billion in cash from operating activities, $1.6 billion of adjusted funds flow and $123 million of free funds flow. The Upstream business continued to deliver strong performance, with production of 816,000 barrels of oil equivalent per day (BOE/d)1 in the quarter, including a new quarterly Oil Sands production record of 628,500 BOE/d. In the Downstream, total crude throughput increased by almost 24,000 barrels per day (bbls/d) from the previous quarter to 666,700 bbls/d, representing an aggregate utilization rate of 93%.

Highlights

•Delivered quarterly Upstream production of 816,000 BOE/d, an increase of 6% relative to the previous quarter and 1% relative to the fourth quarter of 2023.
•Highest-ever quarterly and annual Oil Sands production rates at 628,500 BOE/d and 610,700 BOE/d respectively, including record annual rates at both Foster Creek and the Lloydminster thermal assets.
•Improving quarterly Downstream operating performance, with utilization of 97% in Canadian Refining and 92% in U.S. Refining. U.S. Refining operating expenses, excluding turnaround costs, of $10.89 per barrel were down 18% relative to the fourth quarter of 2023.
•Achieved significant milestones on Cenovus’s major Upstream growth projects, including mechanical completion of the Narrows Lake pipeline, executing the SeaRose floating production, storage and offloading (FPSO) vessel life extension dry dock and reaching mechanical completion of both the concrete gravity structure (CGS) and topsides for the West White Rose project.
•Returned $706 million to shareholders in the fourth quarter, including $108 million through share purchases, $348 million through common and preferred share dividends and $250 million through the redemption of Cenovus Series 3 preferred shares on December 31, 2024.

“We delivered strong operating performance this quarter. Our industry leading Oil Sands assets set production records and our Downstream business continued to demonstrate improvements in reliability and unit costs,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “In 2025, we will build on this momentum, focusing on operational execution while advancing our key growth projects to deliver long-term value for shareholders.”

Financial summary

($ millions, except per share amounts)	2024 Q4	2024 Q3	2023 Q4	2024 FY	2023 FY
Cash from (used in) operating activities	2,029	2,474	2,946	9,235	7,388
Adjusted funds flow[2]	1,601	1,960	2,062	8,164	8,803
Per share (diluted)[2]	0.87	1.05	1.08	4.38	4.54
Capital investment	1,478	1,346	1,170	5,015	4,298
Free funds flow[2]	123	614	892	3,149	4,505
Excess free funds flow[2]	(416)	146	471	1,297	2,466
Net earnings (loss)	146	820	743	3,142	4,109
Per share (diluted)	0.07	0.42	0.32	1.67	2.09
Long-term debt, including current portion	7,534	7,199	7,108	7,534	7,108
Net debt	4,614	4,196	5,060	4,614	5,060

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Production and throughput

(before royalties, net to Cenovus)	2024 Q4	2024 Q3	2023 Q4	2024 FY	2023 FY
Oil and NGLs (bbls/d)[1]	670,600	630,500	662,600	653,800	640,000
Conventional natural gas (MMcf/d)	873.3	844.6	876.3	860.2	832.6
Total upstream production (BOE/d)[1]	816,000	771,300	808,600	797,200	778,700
Total downstream throughput (bbls/d)	666,700	642,900	579,100	646,900	560,400
1 See Advisory for production by product type.
2 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.

Fourth-quarter results

Operating1

Cenovus’s total revenues were $12.8 billion in the fourth quarter, down from $13.8 billion in the previous quarter, primarily due to lower commodity prices. Upstream revenues were $7.3 billion, flat from the third quarter, while Downstream revenues were $7.8 billion, down from $8.8 billion in the prior quarter.

Total operating margin3 was $2.3 billion, compared with $2.4 billion in the previous quarter. Upstream operating margin4 was $2.7 billion, consistent with the third quarter and benefiting from higher production volumes relative to the prior quarter, offset by lower benchmark oil prices and timing differences between production and sales. The company had a Downstream operating margin4 shortfall of $396 million in the fourth quarter due to weak refining crack spreads and a narrow heavy oil price differential, compared with a shortfall of $323 million in the previous quarter. Operating margin in the U.S. Refining segment included $45 million of first in, first out (FIFO) losses and $128 million of turnaround expenses incurred during the Lima Refinery turnaround.

Total Upstream production was 816,000 BOE/d in the fourth quarter, an increase of 44,700 BOE/d from the prior quarter, reflecting record quarterly production from the company’s Oil Sands segment of 628,500 BOE/d. Christina Lake production was 251,400 bbls/d, compared with 211,800 bbls/d in the third quarter, as a result of completing planned turnaround activity in September. Foster Creek production was 195,200 bbls/d compared with 198,000 bbls/d in the third quarter, while Sunrise production increased to 53,100 bbls/d from 50,400 bbls/d in the third quarter as production from new well pads continued to ramp up. Production from the Lloydminster thermal assets declined slightly to 108,900 bbls/d, while Lloydminster conventional heavy oil output increased to 18,000 bbls/d from 16,300 bbls/d in the prior quarter. Production in the Conventional segment was 117,800 BOE/d, a slight decrease from 118,100 BOE/d in the third quarter.

In the Offshore segment, production was 69,700 BOE/d compared with 65,500 BOE/d in the third quarter. In Asia Pacific, production volumes were 62,200 BOE/d, higher than the previous quarter partially due to increased production at the MAC field in Indonesia and planned maintenance at Liwan in the third quarter. In the Atlantic, production was 7,500 bbls/d, a decrease from 9,000 bbls/d in the prior quarter due to unplanned downtime at the non-operated Terra Nova field. The SeaRose FPSO is on station and reconnected to the White Rose field, with production expected to resume by the end of February.

Total refining throughput in the fourth quarter was 666,700 bbls/d, up from 642,900 bbls/d in the third quarter. Throughput in Canadian Refining was 104,400 bbls/d, representing a utilization rate of 97%, compared with 99,400 bbls/d in the previous quarter. The increase was primarily due to returning to full rates following completion of turnaround activity at the Lloydminster Upgrader early in the third quarter.

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In U.S. Refining, crude throughput was 562,300 bbls/d, representing a utilization rate of 92%, compared with 543,500 bbls/d in the third quarter. Throughput increased primarily due to improved reliability, partially offset by economic run cuts as market crack spreads weakened through the quarter. U.S. Refining revenues were $6.6 billion relative to $7.2 billion in the prior quarter due to lower refined product pricing. Market capture5 in the U.S. improved to 45% relative to 35% in the previous quarter primarily due to reduced inventory timing impacts (FIFO). Market capture in the fourth quarter was negatively impacted by the Lima Refinery turnaround, narrower heavy crude oil differentials, and a quarterly FIFO loss of $45 million.

3 Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
4 Specified financial measure. See Advisory.
5 Contains a non-GAAP financial measure. See Advisory.

Financial

Cash from operating activities in the fourth quarter, which includes changes in non-cash working capital, was $2.0 billion, compared with $2.5 billion in the third quarter. Adjusted funds flow was $1.6 billion, compared with $2.0 billion in the prior quarter and there was a shortfall of excess free funds flow (EFFF) of $416 million, compared with $146 million in the prior quarter. Net earnings in the fourth quarter were $146 million, compared with $820 million in the previous quarter. Fourth-quarter financial results were impacted by lower benchmark prices relative to the third quarter including seasonally weak refining market crack spreads in the Chicago market.

Long-term debt, including the current portion, was $7.5 billion at December 31, 2024. Net debt increased from the prior quarter to $4.6 billion at December 31, 2024, primarily due to the shortfall in EFFF of $416 million and the redemption of $250 million of Cenovus Series 3 preferred shares on December 31, 2024, partially offset by a release of non-cash working capital. The company continues to steward toward net debt of $4.0 billion and returning 100% of EFFF to shareholders over time in accordance with its financial framework.

Growth projects and capital investments

In the Oil Sands segment, the Narrows Lake pipeline, which will connect the field to the Christina Lake processing facility, was mechanically completed in the fourth quarter. We plan to commence steam injection in the spring and the project remains on track for first oil mid-2025. At Sunrise, production continued to ramp up in the fourth quarter after the company brought two new well pads online in the third quarter. One additional well pad will be added in early 2025. The optimization project at Foster Creek is now 64% complete and remains on schedule for startup in 2026, with most modules and major pieces of equipment in place and pipe installation underway.

In the fourth quarter, the West White Rose project achieved mechanical completion of both the CGS and topsides, and work to prepare the seabed for installation of the CGS at the field location was also completed. The focus of the project in 2025 will be on the installation and commissioning of the platform. The West White Rose project is now approximately 88% complete and progressing on-schedule towards first oil in 2026.

Full-year results

In 2024, Cenovus’s total Upstream production averaged 797,200 BOE/d, compared with 778,700 BOE/d in 2023, including record annual volumes from the Oil Sands assets and a 5% increase in Offshore volumes. Oil Sands production was 610,700 BOE/d, including approximately 196,000 bbls/d at Foster Creek, a new annual high for the asset, and 234,200 bbls/d at Christina Lake, which successfully completed a turnaround in the third quarter. Full-year production from the Lloydminster thermal assets

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was also an annual record at 111,500 bbls/d, compared with 104,100 bbls/d in 2023, reflecting a successful redevelopment program and well optimization. Sunrise production was 49,600 bbls/d compared with 48,900 bbls/d in 2023 and Lloydminster conventional heavy oil production increased to 17,600 bbls/d from 16,700 bbls/d in the previous year. Conventional production was 119,900 BOE/d, in line with 2023. Offshore total production was approximately 66,600 BOE/d, compared with 63,400 BOE/d in the prior year, with 2023 impacted by a temporary disconnection of a subsea umbilical in Liwan by a third-party vessel.

Total Downstream throughput averaged 646,900 bbls/d in 2024, a 15% increase from 560,400 bbls/d in 2023. Canadian Refining crude oil throughput was 90,500 bbls/d, compared to 100,700 bbls/d in 2023, as the Lloydminster Upgrader completed the largest turnaround in the asset’s history early in the third quarter of 2024. U.S. Refining crude oil throughput increased to 556,400 bbls/d in 2024 compared with 459,700 bbls/d in 2023, reflecting the first full year of production from Superior and Toledo within the Cenovus portfolio.

Total revenues were $54.3 billion in 2024 and total operating margin was $10.8 billion compared with revenues of $52.2 billion and total operating margin of $11.0 billion in 2023. The year-over-year increase in total revenues was largely due to higher production and narrowing heavy Canadian crude differentials following the startup of the Trans Mountain pipeline expansion project. Operating margin was slightly reduced due to narrower downstream crack spreads, higher turnaround costs and increased transportation and blending costs.

Cash from operating activities was $9.2 billion for 2024 compared with $7.4 billion in 2023. Adjusted funds flow was $8.2 billion and free funds flow was $3.1 billion. Total capital investment for 2024 was $5.0 billion, primarily directed to sustaining production at the company’s Upstream assets, the construction of the major Upstream growth projects including West White Rose and refining reliability initiatives. Full-year net earnings for 2024 were $3.1 billion compared with $4.1 billion in 2023, primarily due to lower commodity prices, foreign exchange losses and higher depreciation, depletion, amortization and exploration expense.

Organizational updates

As part of Cenovus’s ongoing management succession plans, the company is announcing the following leadership changes effective March 1.

Andrew Dahlin, currently Executive Vice-President (EVP), Natural Gas & Technical Services, will assume the role of EVP & Chief Operating Officer. Andrew has more than 30 years of industry experience, including 13 years with Cenovus and its predecessor companies.

Eric Zimpfer, currently Senior Vice-President (SVP), U.S. Refining, will become Cenovus’s Head of Downstream, based in Dublin, Ohio and reporting directly to Jon McKenzie. Eric has more than 20 years of U.S. refining experience. He will play an integral role in continuing to improve the reliability and competitiveness of the Downstream business.

John Soini, currently SVP, Major & Capital Projects, will become EVP, Upstream – Thermal & Atlantic Offshore. John has more than 25 years of experience in the energy and power industries.

Susan Anderson, currently SVP, People Services, will become SVP, Legal, General Counsel & Corporate Secretary. Susan has more than 30 years of oil and gas industry experience, with 20 years at Husky Energy in various roles that included Vice-President, Legal.

Reserves

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Cenovus’s proved and probable reserves are evaluated each year by independent qualified reserves evaluators. At the end of 2024, Cenovus’s total proved and total proved plus probable reserves were approximately 5.7 billion BOE and 8.5 billion BOE respectively, and total proved and total proved plus probable bitumen reserves were approximately 5.2 billion barrels and 7.7 billion barrels respectively. At year-end 2024, Cenovus had a proved reserves life index of approximately 19 years and a proved plus probable reserves life index of approximately 29 years.

More details about Cenovus’s reserves and other oil and gas information are available in the Advisory and the Management’s Discussion and Analysis (MD&A), Annual Information Form (AIF) and Annual Report on Form 40-F for the year ended December 31, 2024, available on SEDAR+ at sedarplus.ca, EDGAR at sec.gov and Cenovus’s website at cenovus.com under Investors.

Cenovus year-end disclosure documents

Today, Cenovus is filing its interim and audited Consolidated Financial Statements, MD&A and AIF with Canadian securities regulatory authorities. The company is also filing its Annual Report on Form 40-F for the year ended December 31, 2024 with the U.S. Securities and Exchange Commission. Copies of these documents will be available on SEDAR+ at sedarplus.ca, EDGAR at sec.gov and the company's website at cenovus.com under Investors. They can also be requested free of charge by emailing investor.relations@cenovus.com.

Dividend declarations and share purchases

The Board of Directors has declared a quarterly base dividend of $0.180 per common share, payable on March 31, 2025 to shareholders of record as of March 14, 2025.

In addition, the Board has declared a quarterly dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 5 and Series 7 – payable on March 31, 2025 to shareholders of record as of March 14, 2025 as follows:

Preferred shares dividend summary

Share series	Rate (%)	Amount ($/share)
Series 1	2.577	0.16106
Series 2	5.211	0.32123
Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

In the fourth quarter, the company returned $706 million to shareholders, composed of $108 million from its purchase of 4.6 million shares through its normal course issuer bid (NCIB), $348 million through common and preferred share dividends and $250 million through the redemption of Cenovus Series 3 preferred shares. In 2024, Cenovus returned $3.2 billion to shareholders, including $1.4 billion of share purchases through its NCIB, $1.6 billion in common and preferred share dividends, and $250 million through the redemption of the Series 3 preferred shares.

2025 planned maintenance
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The following table provides details on planned maintenance activities at Cenovus assets in 2025 and anticipated production or throughput impacts.

Potential quarterly production/throughput impact (Mbbls/d or MBOE/d)

(MBOE/d or Mbbls/d)	Q1	Q2	Q3	Q4	Annualized impact
Upstream
Oil Sands	-	30 - 40	5 - 7	-	10 - 12
Offshore	-	-	4 - 6	-	1 - 2
Conventional	-	-	-	-	-
Downstream
Canadian Refining	-	-	-	-	-
U.S. Refining	7 - 10	35 - 45	2 - 4	6 - 10	13 - 17

Potential turnaround expenses

($ millions)	Q1	Q2	Q3	Q4	Annualized impact
Downstream
Canadian Refining	-	-	-	-	-
U.S. Refining	110 - 135	210 - 240	80 - 95	40 - 50	440 - 520

Conference call today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, February 20, 2025, starting at 9 a.m. MT (11 a.m. ET).

To join the conference call, please dial 1-800-206-4400 (toll-free in North America) or 1-289-514-5005 to reach a live operator who will join you into the call. A live audio webcast will also be available and archived for approximately 30 days.

Advisory

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS) Accounting Standards.

Barrels of Oil Equivalent

Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion
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ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Reserves Life Index

Reserves life index is calculated based on reserves for the applicable reserves category divided by annual production.

Product types

Product type by operating segment	Three months ended December 31, 2024	Full year ended December 31, 2024
Oil Sands
Bitumen (Mbbls/d)	608.6	591.3
Heavy crude oil (Mbbls/d)	18.0	17.6
Conventional natural gas (MMcf/d)	11.8	11.1
Total Oil Sands segment production (MBOE/d)	628.5	610.7
Conventional
Light crude oil (Mbbls/d)	4.8	4.9
Natural gas liquids (Mbbls/d)	19.7	21.0
Conventional natural gas (MMcf/d)	560.5	563.8
Total Conventional segment production (MBOE/d)	117.8	119.9
Offshore
Light crude oil (Mbbls/d)	7.5	8.0
Natural gas liquids (Mbbls/d)	12.0	11.0
Conventional natural gas (MMcf/d)	301.0	285.3
Total Offshore segment production (MBOE/d)	69.7	66.6
Total Upstream production (MBOE/d)	816.0	797.2

Forward‐looking Information

This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.
Forward‐looking information in this document is identified by words such as “anticipate”, “continue”, “deliver”, “focus”, “plan”, “progress”, “steward”, “target” and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: Net Debt; returning Excess Free Funds Flow to shareholders; growth plans and projects; delivering long-term shareholder value; production guidance; the optimization project at Foster Creek; steam injection and timing of production at Narrows Lake; production and timing of well pads at Sunrise; installation and commissioning of the Sea Rose FPSO and return of production at White Rose; the installation and commissioning of, and timing of first oil from, the West White Rose project; 2025 planned maintenance; and dividend payments.
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Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: the allocation of free funds flow; commodity prices, inflation and supply chain constraints; Cenovus’s ability to produce on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s 2025 corporate guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: the accuracy of estimates regarding commodity production and operating expenses, inflation, taxes, royalties, capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2024.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2024, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Specified Financial Measures

This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS Accounting Standards. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the period ended December 31, 2024 (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on Cenovus's website at cenovus.com) which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin

Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 to the interim Consolidated Financial Statements.

Total Operating Margin

Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

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	Upstream (6)			Downstream (6)			Total
($ millions)	Q4 2024	Q3 2024	Q4 2023	Q4 2024	Q3 2024	Q4 2023	Q4 2024	Q3 2024	Q4 2023
Revenues
Gross Sales	8,240	8,259	7,797	7,837	8,798	8,404	16,077	17,057	16,201
Less: Royalties	(914)	(929)	(902)	—	—	—	(914)	(929)	(902)
	7,326	7,330	6,895	7,837	8,798	8,404	15,163	16,128	15,299
Expenses
Purchased Product	1,000	1,088	663	7,364	8,207	7,888	8,364	9,295	8,551
Transportation and Blending	2,816	2,661	2,894	—	—	—	2,816	2,661	2,894
Operating	842	860	864	866	918	826	1,708	1,778	1,690
Realized (Gain) Loss on Risk Management	(2)	(10)	19	3	(4)	(6)	1	(14)	13
Operating Margin	2,670	2,731	2,455	(396)	(323)	(304)	2,274	2,408	2,151
6Found in the December 31, 2024, or the September 30, 2024, interim Consolidated Financial Statements. Revenues and purchased product for Q3 2024 Downstream operations were revised. See note 25 of our December 31, 2024, interim consolidated financial statements.

($ millions)	Upstream (6)		Downstream (6)		Total
Year ended December 31,	2024	2023	2024	2023	2024	2023
Revenues
Gross Sales	33,078	31,082	33,618	32,626	66,696	63,708
Less: Royalties	(3,449)	(3,270)	—	—	(3,449)	(3,270)
	29,629	27,812	33,618	32,626	63,247	60,438
Expenses
Purchased Product	3,674	3,152	30,252	28,273	33,926	31,425
Transportation and Blending	11,331	11,088	—	—	11,331	11,088
Operating	3,489	3,690	3,670	3,201	7,159	6,891
Realized (Gain) Loss on Risk Management	14	12	8	—	22	12
Operating Margin	11,121	9,870	(312)	1,152	10,809	11,022

Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow

The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow. Adjusted Funds Flow per Share – Basic and Adjusted Funds Flow per Share – Diluted are calculated by dividing Adjusted Funds Flow by the respective basic or diluted weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

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	Three Months Ended			Twelve Months Ended
($ millions)	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Cash From (Used in) Operating Activities (7)	2,029	2,474	2,946	9,235	7,388
(Add) Deduct:
Settlement of Decommissioning Liabilities	(64)	(74)	(65)	(234)	(222)
Net Change in Non-Cash Working Capital	492	588	949	1,305	(1,193)
Adjusted Funds Flow	1,601	1,960	2,062	8,164	8,803
Capital Investment	1,478	1,346	1,170	5,015	4,298
Free Funds Flow	123	614	892	3,149	4,505
Add (Deduct):
Base Dividends Paid on Common Shares	(330)	(329)	(261)	(1,255)	(990)
Purchase of Common Shares under Employee Benefit Plan	(43)	—	—	(43)	—
Dividends Paid on Preferred Shares	(18)	(9)	(9)	(45)	(36)
Settlement of Decommissioning Liabilities	(64)	(74)	(65)	(234)	(222)
Principal Repayment of Leases	(80)	(74)	(72)	(299)	(288)
Acquisitions, Net of Cash Acquired	(3)	(4)	(14)	(22)	(515)
Proceeds From Divestitures	(1)	22	—	46	12
Excess Free Funds Flow	(416)	146	471	1,297	2,466
7 Found in the December 31, 2024, or the September 30, 2024, interim Consolidated Financial Statements.

Market Capture

Market Capture contains a non-GAAP financial measure and is used in the company’s U.S. Refining segment to provide an indication of margin captured relative to what was available in the market based on widely-used benchmarks. We define Market Capture as Refining Margin divided by the weighted average 3-2-1 market benchmark crack, net of RINs, expressed as a percentage. The weighted average crack spread, net of RINs, is calculated on Cenovus’s operable capacity-weighted average of the Chicago and Group 3 3-2-1 benchmark market crack spreads, net of RINs.

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($ millions)	Three months ended December 31, 2024	Three months ended September 30, 2024
Revenues (8)	6,574	7,218
Purchased Product (8)	6,296	6,854
Gross Margin	278	364
Total Processed Inputs (Mbbls/d)	588.4	568.0
Refining Margin ($/bbl)	5.14	6.97
Operable Capacity (Mbbls/d)	612.3	612.3
Operable Capacity by Regional Benchmark (percent)
Chicago 3-2-1 Crack Spread Weighting	81	81
Group 3 3-2-1 Crack Spread Weighting	19	19
Benchmark Prices and Exchange Rate
Chicago 3-2-1 Crack Spread (US$/bbl)	12.12	18.62
Group 3 3-2-1 Crack Spread (US$/bbl)	12.66	18.95
RINs (US$/bbl)	4.02	3.89
US$ per C$1 - Average	0.715	0.733
Weighted Average Crack Spread, Net of RINs ($/bbl)	11.47	20.18
Market Capture (percent)	45	35
8 Found in Note 1 of the December 31, 2024, or the September 30, 2024, interim Consolidated Financial Statements. For the three months ended September 30, 2024, amounts reflect certain revisions. See Note 25 of our December 31, 2024, interim consolidated financial statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts

Investors
Investor Relations general line
403-766-7711

Media
Media Relations general line
403-766-7751
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